Exhibit 99.1

~ Nuvini Strengthens Board Expertise with the Appointment of Marco Leone, Former Head of Micro Focus in Latin America ~

Nuvini Appoints Marco Leone to Its Board of Directors

NEW YORK, July 28, 2026 (GLOBE NEWSWIRE) -- Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), a leading acquirer and operator of profitable business-to-business (B2B) software companies across Latin America and emerging markets, today announced the re-appointment of Marco Aurélio Leone Fernandes to its Board of Directors as an independent director, effective July 27, 2026. Mr. Leone previously served as a director of the Company and currently serves as a Board Advisor, and by reason of his prior service, he possesses substantial knowledge of the Company, its subsidiaries and its business.

Mr. Leone brings more than 25 years of experience in the information technology industry in Brazil and Latin America. He led the startup of Micro Focus International PLC in the region and managed the entire operation as Vice President and General Manager from May 2009 to October 2023, until its acquisition by OpenText, overseeing complex local integrations including Borland, the Attachmate Group and HP Software. Previously, he served as Vice President and General Manager in Brazil at CA Technologies from 1997 to 2007. Mr. Leone holds a B.A. and an M.B.A. from Fundação Getulio Vargas, with certifications from FGV, Wharton, London Business School, INSEAD and I.B.G.C., and is an active angel investor and advisory board member at various organizations.

“Marco knows this business from the inside, and he knows the Latin American software market as well as anyone,” said Pierre Schurmann, Founder, Chairman and Chief Executive Officer of Nuvini. “Having him back at the Board table gives us experienced judgment on integration and operating discipline at exactly the point in our strategy where it matters most.”

“I am glad to rejoin the Board and to contribute to the next stage of the Company’s growth and governance,” said Mr. Leone.

On July 28, 2026, the Company received a letter from the Nasdaq Listing Qualification notifying the Company that it was not in compliance with Nasdaq Listing Rule 5605, which requires the Company’s audit committee to be composed of a minimum of three independent directors, and granted a cure period until November 18, 2025. With the election of Mr. Leone as an independent director, the Company has regained compliance with Nasdaq Listing Rule 5605.

About Nuvini

Nuvini Group Limited (Nasdaq: NVNI) is a leading acquirer and operator of profitable business-to-business (B2B) software companies across Latin America and emerging markets. Nuvini acquires and scales established, cash-generating software businesses, providing capital, operational support and access to the public capital markets. For more information, visit www.nuvini.ai.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, which may be identified by words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “will” and “should.” These statements are based on the Company’s current expectations and are subject to known and unknown risks and uncertainties that may cause actual results to differ materially, including those described in the Company’s filings with the U.S. Securities and Exchange Commission, available at www.sec.gov. Forward-looking statements speak only as of the date made, and the Company undertakes no obligation to update them except as required by law.

Investor Relations Contact

Nuvini Group Limited | Investor Relations | ir@nuvini.ai